AMENDED AND RESTATED
SCHEDULE A

To the Sub-Advisory Agreement between
One Compass Advisors and Baillie Gifford Overseas Limited

Name of Fund	Compensation	Date
New Covenant Growth Fund	As set forth below	July 1, 2011

(a) In return for carrying out its duties under this Agreement the Sub-Adviser shall be paid a fee calculated in accordance with the following scale:

Based on the market value of the Segment (as calculated by the Sub-Adviser/the Custodian):

First US $25m	65bp
Next US $75m	55bp
Next US $300 m	45bp
Thereafter	35bp

The above fee scale is subject to a minimum fee of US$300,000 per annum exclusive of any applicable tax.  The minimum annual fee applies solely to the Segment managed for the Adviser under this Agreement.

(b)           The proportionate amount of the investment management fee charged within any fund managed by the Sub-Adviser or any of its Associates in which the Segment has a holding shall be deducted from the fee calculated above.  No preliminary or redemption charge will be borne by the Segment for any investment in any such fund.

(c)           The applicable fees shall be paid quarterly on the basis of the market value of the Aggregated Account Assets* under management on the last day of the preceding quarter.  For example fees for the second quarter shall be based on the market values of the assets at the close of business on the last day of the first quarter.  Payment shall be made by the Adviser within 30 days of receipt of the invoice.  The Sub-Adviser reserves the right to charge interest at the rate of 1% above LIBOR for late payment of any fees.  Payment shall be made by wire transfer or other electronic means approved by the Sub-Adviser.

*  The market value of the Aggregated Account Assets means the market value of (i) the Segment managed by the Sub-Adviser under this Agreement and (ii) assets managed by the Sub-Adviser under the Investment Advisory Agreement entered into with The Board of Pensions of the Presbyterian Church (U.S.A.) dated 21st March 2011.

Fees shall be invoiced on a pro rata basis according to the relevant portion of the Adviser’s assets under management in relation to the Aggregated Account Assets.